November 17, 2010

Submitted Via U.S. Mail
& FAX (703) 813-6968

United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	John Cash Accounting Branch Chief Division of Corporate Finance

Re:	Ladish Co., Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Quarter Ended March 31, 2010 Form 10-Q for the Fiscal Quarter Ended June 30, 2010 File No. 1-34495

Dear Mr. Cash:

This correspondence is being submitted on behalf of Ladish Co., Inc., a Wisconsin corporation (“Ladish” or the “Company”) in response to the issues raised in your November 10, 2010 letter. The Company acknowledges it is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission (the “Commission”). The Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing. The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following information is intended to be responsive to the like numbered provisions in your November 10, 2010 letter:

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 14 and 15

1.
In the Company’s future annual and quarterly filings, we will expand our discussion of net sales to more clearly address the impact upon sales of variances in volume and price. As the Company operates on a “job shop” basis without any proprietary products, price fluctuation, other than raw material costs, is not typically a source of variance. Net sales change from period to period is usually associated with volume and product mix. In future filings we will address any variance in volume and product mix in greater detail.

Energy costs, raw material costs and any other cost which results in a significant variance in cost of sales from period to period will be identified and quantified in future annual and quarterly filings.

Ladish Co., Inc.

United States Securities & Exchange Commission
November 17, 2010

The Company’s SG&A expenses are fairly constant as a percentage of sales of approxi-mately 4%. In the third quarter of 2009 and for the full year of 2009, the Company’s SG&A as a percentage of sales rose to over 5%. The increase was directly attributed to one-time costs associated with staffing reductions overall and executive severance costs. The Company does not anticipate the recurrence of such charges on its SG&A expenses. For the first nine months of 2010, SG&A is back to 4.3% of sales. In the future, the Company will provide further disclosure on any material factors affecting SG&A expenses.

Liquidity and Capital Resources, page 17

2.
In future annual and quarterly filings, the Company will provide additional disclosure for variances in working capital from period to period. Changes in net sales have the most significant impact on accounts receivable as the Company has an extremely consistent customer base with consistent days sales outstanding and minimal bad debt. Variation in inventory levels is attributable to projected sales levels and raw material pricing. Accounts payable movement from period to period is directly tied to net sales levels as payment terms with suppliers do not tend to vary. Any material variation in accrued liabilities will be discussed in greater detail in future filings.

Item 9A. Controls and Procedures, page 22

Evaluation of Disclosure Controls and Procedures, page 22

3.
There were no changes in the Company’s internal control over financial reporting, during the quarter ended December 31, 2009, that materially affected, or was reasonably likely to materially affect the Company’s internal control over financial reporting. The Company’s quarterly filings already contain this representation. In addition, our separate certifications under Section 302 of the Sarbanes-Oxley Act speak to the state of disclosure controls at the end of each reporting period. Future annual filings of the Company will comply with the disclosure required by Item 308(c) of Regulation S-K.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-8

4.
We began our statements of cash flows with “net income attributable to the controlling interest” to account for the fact the Company owns approximately 97% of the equity of its subsidiary in Poland. If the Commission prefers the Company to begin its statements of cash flows with “net income,” we will do so in future quarterly and annual filings.

Note 2. – Summary of Significant Accounting Policies, page F-9

(d) Inventories, page F-10

5.
The Company adheres to the guidance found in ASC 330-10-30-3 and routinely adjusts the fixed production overhead rates so as not to capitalize on the under-utilization of its production facilities. Abnormally low production levels were experienced at many of our facilities, especially during 2009 with the impact of the economic recession affecting the backlog and shippable orders. The accounting for the abnormally low production levels is completed by applying a percentage to the fixed costs of conversion to arrive at a rate more reflective of operating at normal capacity. This percentage and the rates calculated are reviewed on a quarterly basis and, if necessary, adjusted accordingly. Because management uses a percentage less than 100% the unabsorbed costs are treated as a period expense.

Ladish Co., Inc.

United States Securities & Exchange Commission
November 17, 2010

The Company has estimated its capacity utilization at 80%, 70% and 50% in 2007, 2008 and 2009, respectively. Capacity utilization in a business that is fundamentally a job shop is an estimate based upon historical utilization of equipment, customer demand and equipment uptime. Capacity can also vary by organic capital expansion and by acquisitions. The acquisition of two businesses in 2008 and two significant capital projects resulted in the Company having larger capacity and increased net sales in 2008 from 2007 yet the utilization of total capacity declined year-over-year. In future filings, we will provide additional details regarding any material issues which are affecting the utilization of capacity at the Company.

(h) Revenue Recognition, page F-12

6.
The Company quantifies the amount of by-product proceeds which offset against cost of goods sold in every period. We did disclose on page 17 of the MD&A that by-product proceeds were $7.9 million less in 2009 than in 2008. The Company has never publicly disclosed our total by-product proceeds because the Company believes such disclosure would place it at a significant competitive disadvantage with its competitors, most of whom are privately-owned, and would place the Company at a significant commercial disadvantage with its customers. We do not believe the relative small value of this disclosure to investors outweighs the harm to the Company from the disclosure.

Note 7 – Income taxes, page F-17

7.
At the end of 2008, the Company had a valuation allowance of approximately $5.3 million which related to a manufacturing investment credit in the State of Wisconsin. The Company did not have a valuation allowance for any of its other deferred tax assets. The valuation allowance was established for the manufacturing investment credit due to the unique nature of the credit and the usage restrictions. Other deferred tax assets were not subject to such restrictions. As of December 31, 2009, the Company elected to reverse the valuation allowance and recognize the tax asset as the Company became convinced under ASC 740-10-30-2b that it was more likely than not the Company would be able to fully utilize the tax asset. The Company’s reasoning was based upon the following factors:

a)	In the fourth quarter of 2009, Ladish returned to profitability generating $3.3 million of pretax income in contrast to a $3.0 million pretax loss in the third quarter of 2009.

b)	Order activity began improving in the fourth quarter of 2009 and increased in early 2010. Contract backlog increased to $504 million as of December 31, 2009 from $476 million at September 30, 2009.

c)	Ladish’s conservative forecast for fiscal 2010 had a projection of $375 million in sales and $13 million in pretax earnings.

Ladish Co., Inc.

United States Securities & Exchange Commission
November 17, 2010

d)	International and domestic financial markets stabilized by the end of 2009 and the Ladish customer base adopted a more optimistic outlook.

e)
The difficult actions Ladish took throughout 2009 lowered its cost structure and improved productivity to the point that Ladish became convinced when finalizing the annual tax assessments for filing our year-end 10-K for 2009 it could maintain profitability.

Note 8 – Pensions and Postretirement Benefits, page F-20

8.
The Company’s pension assets relative to the accumulated benefit obligations are underfunded. At this time, the Company is not required to make any catch-up contributions. The Company has a number of separate pension plans which are consolidated for reporting purposes. The funding status of those plans range from 73% to 83% without factoring in carryover balances which could be used for funding purposes. If those carryover balances were added to the plans, all plans would be over 80% funded. For plans under 80% funding, those plans are subject to a restriction on benefit improvements.

Note 13 – Earnings Per Share, page F-26

9.
At December 31, 2009 the Company had 4,548 shares represented by outstanding stock options at the time, all of which were fully dilutive. This represents .029% of the average basic common shares outstanding at the time. This information is disclosed in Note 4 – Stockholders’ Equity and is reflected on the Company’s financial statements. In the future, should we have any antidilutive shares we will disclose the same in the appropriate period.

We trust you found the foregoing to be responsive to the issues raised in your correspondence and we will modify the Company’s future filings as indicated. If you have any further questions or wish to discuss any of the above information, do not hesitate to contact the undersigned at (414) 747-2935.

Sincerely,

/s/ Wayne E. Larsen
Wayne E. Larsen
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